                                                                       EXHIBIT 2

                               CANWEST MEDIA INC.

                        CONSOLIDATED FINANCIAL STATEMENTS

                FOR THE 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002

                                   (UNAUDITED)

[PRICEWATERHOUSECOOPERS LOGO]
                                                   PRICEWATERHOUSECOOPERS LLP
                                                   CHARTERED ACCOUNTANTS
                                                   One Lombard Place, Suite 2300
                                                   Winnipeg, Manitoba
                                                   Canada R3B 0X6
                                                   Telephone +1 (204) 926 2400
                                                   Facsimile +1 (204) 944 1020

April 4, 2003

TO THE AUDIT COMMITTEE OF CANWEST MEDIA INC.

In accordance with our engagement letter dated January 10, 2003, we have reviewed the accompanying interim consolidated balance sheet of CanWest Media Inc. (the "Company") as at February 28, 2003 and the related interim consolidated statements of earnings, retained earnings and cash flows for the three months and six months then ended. These interim consolidated financial statements are the responsibility of the Company's management.

We performed our review in accordance with Canadian generally accepted standards for a review of interim financial statements by an entity's auditor. Such an interim review consists principally of applying analytical procedures to financial data, and making enquiries of, and having discussions with, persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit, whose objective is the expression of an opinion regarding the interim financial statements; accordingly, we do not express such an opinion. An interim review does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit.

Based on our review, we are not aware of any material modification that needs to be made for these interim consolidated financial statements to be in accordance with Canadian generally accepted accounting principles.

This report is solely for the use of the Audit Committee of the Company to assist it in discharging its regulatory obligation to review these interim consolidated financial statements, and should not be used for any other purpose. Any use that a third party makes of this report, or any reliance or decisions made based on it, are the responsibility of such third parties. We accept no responsibility for loss or damages, if any, suffered by any third party as a result of decisions made or actions taken based on this report.

/s/ PRICEWATERHOUSECOOPERS LLP
CHARTERED ACCOUNTANTS

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

                               CANWEST MEDIA INC.
                       CONSOLIDATED STATEMENTS OF EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                    FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                                   -------------------------------------------------------------
                                                                   FEBRUARY 28       FEBRUARY 28       FEBRUARY 28   FEBRUARY 28
                                                                      2003              2002              2003          2002
REVENUE                                                              497,131           489,552         1,084,540     1,076,749
Operating expenses                                                   264,969           260,878           526,184       549,357
Selling, general and administrative expenses                         135,244           138,436           286,550       270,153
                                                                   ---------         ---------         ---------     ---------
                                                                      96,918            90,238           271,806       257,239
Amortization of intangibles                                            4,375             4,375             8,750         8,750
Amortization of property, plant and equipment                         18,155            17,949            37,092        35,635
Other amortization                                                     2,470             2,334             3,852         3,171
                                                                   ---------         ---------         ---------     ---------
OPERATING INCOME                                                      71,918            65,580           222,112       209,683
Financing expenses                                                   (63,759)          (63,033)         (127,135)     (139,711)
Dividend income                                                            -                 -             1,533         1,358
                                                                   ---------         ---------         ---------     ---------
                                                                       8,159             2,547            96,510        71,330
Investments gains                                                     22,108                 -            22,108        63,020
Interest rate swap loss                                               (8,867)                -            (8,867)            -
                                                                   ---------         ---------         ---------     ---------
                                                                      21,400             2,547           109,751       134,350
Provision for (recovery of) income taxes                                (549)            3,353            27,965        32,767
                                                                   ---------         ---------         ---------     ---------
EARNINGS (LOSS) BEFORE THE FOLLOWING                                  21,949              (806)           81,786       101,583
Minority interests                                                         -             1,685                 -         3,760
Interest in earnings (loss) of Network TEN                            10,884            (5,243)           36,661        14,199
Interest in loss of other equity accounted affiliates                   (449)             (437)             (779)         (437)
Realized currency translation adjustments                               (900)                -              (900)       (1,000)
                                                                   ---------         ---------         ---------     ---------

NET EARNINGS (LOSS) FOR THE PERIOD                                    31,484            (4,801)          116,768       118,105
                                                                   =========         ==========        =========     =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                           CONSOLIDATED BALANCE SHEETS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                                                                  AS AT
                                                                                      -------------------------------
                                                                                      FEBRUARY 28,         AUGUST 31,
                                                                                         2003                2002
ASSETS
CURRENT ASSETS
Cash                                                                                     60,069               49,778
Accounts receivable                                                                     416,128              382,337
Income taxes recoverable                                                                 11,796               40,370
Inventory                                                                                15,290               19,836
Broadcast rights                                                                        112,763               98,096
Future income taxes                                                                      30,882               30,013
Other                                                                                     8,314               13,231
                                                                                      ---------            ---------
                                                                                        655,242              633,661
Investment in Network TEN                                                                14,527                4,494
Other investments                                                                       164,141              159,181
Broadcast rights                                                                         39,601               23,172
Due from parent and affiliated companies                                                513,759              466,457
Property, plant and equipment                                                           631,977              660,700
Other assets                                                                             79,195               95,294
Intangibles                                                                           1,109,017            1,096,458
Goodwill                                                                              2,451,993            2,600,244
                                                                                      ---------            ---------
                                                                                      5,659,452            5,739,661
                                                                                      =========            =========
LIABILITIES
CURRENT LIABILITIES
Accounts payable                                                                        181,682              158,252
Accrued liabilities                                                                     139,112              213,070
Broadcast rights accounts payable                                                        57,404               35,294
Deferred revenue                                                                         30,634               30,522
Current portion of long term debt                                                       124,308              150,865
                                                                                      ---------            ---------
                                                                                        533,140              588,003
Long-term debt                                                                        2,155,158            2,379,459
Other accrued liabilities                                                               111,254               86,217
Future income taxes                                                                     424,392              421,005
                                                                                      ---------            ---------
                                                                                      3,223,944            3,474,684
                                                                                      ---------            ---------
SHAREHOLDER'S EQUITY
Capital stock                                                                         1,443,339            1,386,178
Contributed surplus                                                                     132,953              132,953
Retained earnings                                                                       875,262              794,504
Cumulative foreign currency translation adjustments                                     (16,046)             (48,658)
                                                                                      ---------            ---------
                                                                                      2,435,508            2,264,977
                                                                                      ---------            ---------

                                                                                      5,659,452            5,739,661
                                                                                      =========            =========

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                  CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                 FOR THE THREE MONTHS ENDED       FOR THE SIX MONTHS ENDED
                                                ------------------------------------------------------------
                                                FEBRUARY 28      FEBRUARY 28     FEBRUARY 28    FEBRUARY 28
                                                   2003             2002            2003           2002
Retained earnings - beginning of
 period as previously reported                    862,429          870,459         794,504        806,574

Adjustment for adoption of new
 accounting pronouncements                              -                -               -        (45,269)
                                                  -------          -------         -------        -------
Retained earnings - beginning of
 period as adjusted                               862,429          870,459         794,504        761,305

Net earnings (loss) for the period                 31,484           (4,801)        116,768        118,105

Interest on junior subordinated floating
 rate debentures net of tax of
 $21,148 (2002 - $21,398)                         (18,651)         (15,798)        (36,010)       (29,550)
                                                  -------          -------         -------        -------

Retained earnings - end of period                 875,262          849,860         875,262        849,860
                                                  =======          =======         =======        =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)
                       (IN THOUSANDS OF CANADIAN DOLLARS)

                                                            FOR THE THREE MONTHS ENDED        FOR THE SIX MONTHS ENDED
                                                            -------------------------------------------------------------
                                                            FEBRUARY 28    FEBRUARY 28      FEBRUARY 28       FEBRUARY 28
                                                               2003           2002             2003              2002
CASH GENERATED (UTILIZED) BY:
OPERATING ACTIVITIES
Net earnings (loss) for the year                              31,484         (4,801)          116,768           118,105
Items not affecting cash
  Amortization                                                27,370         27,064            54,507            52,386
  Future income taxes                                         (2,495)         3,103               216             7,438
  Interest in (earnings) loss of Network TEN                 (10,884)         5,243           (36,661)          (14,199)
  Interest in loss of other equity accounted
    affiliates                                                   449            437               779               437
  Distributions from Network TEN                              30,212         60,984            30,212            60,984
  Minority interests                                               -         (1,685)                -            (3,760)
  Interest rate swap loss                                      8,867              -             8,867                 -
  Realized currency translation adjustments                      900              -               900             1,000
  Investment gains                                           (22,108)             -           (22,108)          (63,020)
                                                             -------        -------          --------           -------
                                                              63,795         90,345           153,480           159,371
Changes in non-cash operating accounts                       117,016         51,257           (22,314)          (73,875)
                                                             -------        -------          --------           -------
                                                             180,811        141,602           131,166            85,496
                                                             -------        -------          --------           -------
INVESTING ACTIVITIES
Other investments                                             (3,913)             -            (4,473)                -
Proceeds from sale of other investments                            -              -                 -            87,000
Proceeds from divestitures                                   193,500              -           193,500           133,039
Purchase of property, plant and equipment                     (6,794)       (14,516)          (11,742)          (28,449)
Net advances to parent and affiliated
    companies                                                (58,062)        (4,902)          (47,302)          (44,164)
                                                             -------        -------          --------           -------
                                                             124,731        (19,418)          129,983           147,426
                                                             -------        -------           -------           -------
FINANCING ACTIVITIES
Repayment of long term debt                                 (237,115)       (34,152)         (250,858)         (151,080)
Net change in bank loans and advances                        (27,858)       (32,987)                -           (28,999)
                                                             -------        -------          --------           -------
                                                            (264,973)       (67,139)         (250,858)         (180,079)
                                                             -------        -------          --------           -------

NET CHANGE IN CASH                                           (40,569)        55,045            10,291            52,843
CASH - BEGINNING OF PERIOD                                    19,500          9,230            49,778            11,432
                                                             -------        -------          --------           -------

CASH - END OF PERIOD                                          60,069         64,275            60,069            64,275
                                                             =======        =======          ========           =======

The notes constitute an integral part of the consolidated financial statements.

                               CANWEST MEDIA INC.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR THE 6 MONTHS ENDED FEBRUARY 28, 2003 AND 2002
                                   (UNAUDITED)

1.       SIGNIFICANT ACCOUNTING POLICIES

The Company is an international media company with interests in broadcast television, publishing, radio, specialty cable channels, out-of-home advertising, and internet websites in Canada, Australia, New Zealand, Ireland and Northern Ireland. The Company's operating segments include television and radio broadcasting and publishing and online operations. In Canada, the Television Broadcasting Segment includes the operation of the Global Television Network, Global Prime, and various other conventional and specialty channels. The Canadian Publishing and Online segment includes the publication of a number of newspapers including metropolitan daily newspapers, community newspapers and the National Post as well as operation of the canada.com web portal, and other web based operations. The New Zealand Television Broadcasting segment includes the operations of the TV3 and TV4 Television Networks. The New Zealand Radio Broadcasting segment includes the More FM and RadioWorks radio networks. The Irish Television Broadcasting segment includes the Company's 45% interest in the Republic of Ireland's TV3 Television Network. The Corporate and Other segment includes the Company's 57.2% economic interest (57.5 % to February 27, 2003) in the TEN Group Pty Limited which owns and operates Australia's TEN Television Network ("Network TEN") and various portfolio investments in media operations, including a 29.9% equity interest in Northern Ireland's Ulster Television plc ("UTV").

The Company's broadcast customer base is comprised primarily of large advertising companies who place advertisements with the Company on behalf of their customers. Publishing revenues, which include advertising, circulation and subscriptions are derived from a variety of sources. The Company's advertising revenues are seasonal. Revenues and accounts receivable are highest in the first and third quarters while expenses are relatively constant throughout the year.

BASIS OF PRESENTATION

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada for interim financial statements and reflect all adjustments which are, in the opinion of management, necessary for fair statement of the results of the interim periods presented. However, these interim financial statements do not include all the information and disclosures required for annual financial statements. The accounting policies used in the preparation of these interim financial statements are the same as those used in the most recent annual financial statements. These interim statements should be read in conjunction with the most recent annual financial statements of the Company. All amounts are expressed in thousands of Canadian dollars unless otherwise noted.

2.       ACQUISITIONS AND DIVESTITURES

a) On February 14, 2003 the Company sold it's interest in community newspapers and related assets in Southern Ontario for cash proceeds of $193.5 million. The accounting gain on this sale was $20.7 million; assets and liabilities disposed amounted to $179.6 million (including goodwill of $157.0 million) and $6.8 million, respectively.

b) On August 8, 2002, the Company sold it's interest in community newspapers and related assets in Atlantic Canada and Saskatchewan for cash proceeds of $257.0 million. The accounting gain was $48.9 million; assets and liabilities disposed amounted to $227.3 million and $19.2 million, respectively.

c) Effective March 31,2002, the Company acquired the remaining 50% interest in The National Post not already owned. In September 2001, the Company assumed control of The National Post and, accordingly, changed its method of accounting for The National Post to a consolidation basis from an equity basis.

d) On October 31, 2001, the Company completed the sale of CKVU Sub Inc. and received proceeds of $133.0 million.

e) On September 12, 2001, the Company completed the sale of CF Television Inc. and received proceeds of $87.0 million.

3.       INVESTMENT IN NETWORK TEN

During the three months ended February 28, 2003 Network TEN issued 5.3 million shares for proceeds of $9.6 million as a result of the exercise of management stock options. This effectively diluted the Company's economic interest in Network TEN to 57.2% from 57.5% and resulted in an investment gain of $1.4 million.

The Company owns approximately 14.8% (15% to February 27, 2003) of the issued ordinary shares and all of the convertible debentures and subordinated debentures of Network TEN, an Australian television broadcast network. The subordinated debentures have an aggregate principal amount of A$45.5 million and pay interest based on distributions to holders of ordinary shares. The convertible debentures have an aggregate principal amount of A$45,500 and pay a market linked rate of interest. The combination of ordinary shares and subordinated debentures yield distributions equivalent to approximately 57.2% (57.5% to February 27, 2003) of all distributions paid by Network TEN. The convertible debentures are convertible, upon payment of an aggregate of A$45.5 million, into a number of ordinary shares which would represent 49.7% (50% to February 27, 2003) of the issued and outstanding shares of Network TEN at the time of conversion.

As a result of its contractual right to representation on Network TEN's board of directors and other factors, the Company accounts for its interest in Network TEN on the equity basis. The Company has appointed three of the thirteen members of the board of directors of Network TEN.

The following selected consolidated financial information of Network TEN has been prepared in accordance with accounting principles generally accepted in Canada. The accounts have been translated to Canadian dollars using the current rate method.

SUMMARY CONSOLIDATED BALANCE SHEETS

                                                                                                  AS AT
                                                                                      -------------------------------
                                                                                      FEBRUARY 28          AUGUST 31
                                                                                         2003                2002
Assets
       Current assets                                                                  247,289              285,303
       Other assets                                                                      2,141                4,825
       Property, plant and equipment                                                    83,034               71,875
       Long term investments                                                             7,348                2,188
       Intangibles                                                                     259,461              246,305
       Goodwill                                                                         52,606               49,304
                                                                                       -------              -------
                                                                                       651,879              659,800
                                                                                       =======              =======
Liabilities and Shareholders' Equity
       Current liabilities                                                             168,858              191,736
       Long term liabilities                                                           430,491              442,975
       Subordinated debentures issued to the Company                                    40,154               40,154
       Share capital                                                                    49,766               40,146
       Deficit                                                                         (37,760)             (52,232)
       Cumulative foreign currency translation adjustment                                  370               (2,979)
                                                                                       -------              -------
                                                                                       651,879              659,800
                                                                                       =======              =======

OTHER CONSOLIDATED FINANCIAL DATA

                                                                                   FOR THE SIX MONTHS
                                                                                    ENDED FEBRUARY 28
                                                                                  --------------------
                                                                                   2003         2002
Cash flow from operations (1)                                                     85,700       80,800
                                                                                  ======      =======

Distributions paid                                                                52,500      111,900
                                                                                  ======      =======

Capital expenditures                                                              15,000       13,000
                                                                                  ======      =======

 (1)     Cash flow from operations before changes in non-cash operating accounts

SUMMARY CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                      FOR THE SIX MONTHS
                                                                                       ENDED FEBRUARY 28
                                                                                    ---------------------
                                                                                     2003          2002
Revenue                                                                             310,268       256,988
Operating expenses                                                                  210,735       177,202
                                                                                    -------       -------
                                                                                     99,533        79,786
Amortization of property, plant, equipment and other                                  7,488         6,760
                                                                                    -------       -------
Operating income                                                                     92,045        73,026
Financing expenses                                                                  (42,301)      (12,298)
                                                                                    -------       -------
                                                                                     49,744        60,728
Provision for income taxes                                                           13,785        18,601
                                                                                    -------       -------
Earnings before the following                                                        35,959        42,127
Goodwill impairment loss                                                                  -       (20,905)
Minority interests                                                                        -         2,101
                                                                                    -------       -------
Net earnings for the period                                                          35,959        23,323
Interest in respect of subordinated debentures held by the Company                   32,091         2,455
                                                                                    -------       -------
Earnings for the period before interest in respect of subordinated debentures        68,050        25,778
                                                                                    =======       =======

SUMMARY STATEMENTS OF RETAINED EARNINGS

                                                                                     FOR THE SIX MONTHS
                                                                                      ENDED FEBRUARY 28
                                                                                    ---------------------
                                                                                      2003          2002
Retained earnings (deficit) - beginning of year                                     (52,232)       94,142

Earnings for the period before interest in respect of subordinated debentures        68,050        25,778

Distributions paid                                                                  (53,578)     (123,984)
                                                                                     ------       -------

Deficit - end of period                                                             (37,760)       (4,064)
                                                                                     ======       =======

The Company's economic interest in Network TEN's earnings for the six months ended February 28, 2003 is $36.7 million (2002- $ 14.2 million).

4.       CONTINGENCY

On March 5, 2001, a statement of claim was filed against CanWest, the Company and certain of the Company's subsidiaries by CanWest Broadcasting Limited's ("CBL's") former minority interests requesting, among other things, that their interests in CBL be purchased without minority discount. In addition, the claim alleges the Company wrongfully terminated certain agreements and acted in an oppressive and prejudicial manner towards the plaintiffs. The lawsuit seeks damages in excess of $345 million. The Company believes the allegations are substantially without merit and not likely to have a material adverse effect on its business, financial condition or results of operation. The Company intends to vigorously defend this lawsuit.

5.       SUBSEQUENT EVENTS

In April 2003, the Company issued US$200.0 million in 7.625% senior unsecured notes due April 15, 2013. The proceeds will be used to repay approximately $275.0 million of obligations under the 12.125% junior subordinated notes.

6.       SEGMENTED INFORMATION

The Company operates primarily within the publishing and online and broadcasting industries in Canada, New Zealand, Ireland and Australia.

Each segment reported below operates as a strategic business unit with separate management. Segment performance is measured primarily on the basis of operating profit. There are no significant inter-segment transactions. Segmented information in thousands of Canadian dollars is as follows:

                                                               FOR THE THREE MONTHS ENDED         FOR THE SIX MONTHS ENDED
                                                                       FEBRUARY 28                       FEBRUARY 28
                                                                 2003             2002              2003           2002
                                                                 $000             $000              $000           $000
EVENUE
TELEVISION
Canada                                                          171,320          155,443            385,826        356,211
New Zealand - TV3 and TV4                                        19,242           13,124             45,453         31,487
Ireland - TV3                                                     7,863            6,402             17,964         14,934
                                                               --------          -------          ---------      ---------
                                                                198,425          174,969            449,243        402,632

RADIO - NEW ZEALAND                                              19,165           15,037             37,010         30,341

PUBLICATIONS AND ONLINE  - CANADA                               279,541          299,546            599,437        644,010

Inter-segment revenue                                                 -                -             (1,150)          (234)
                                                               --------          -------          ---------      ---------

TOTAL REVENUE                                                   497,131          489,552          1,084,540      1,076,749
                                                               ========          =======          =========      =========

OPERATING PROFIT
TELEVISION
Canada                                                           42,492           31,904            123,889        107,387
New Zealand - TV3 and TV4                                          (270)          (3,120)             6,973         (2,402)
Ireland - TV3                                                     1,928            1,413              5,915          4,713
                                                               --------          -------          ---------      ---------
                                                                 44,150           30,197            136,777        109,698

RADIO - NEW ZEALAND                                               5,393            4,116             10,747          8,386

PUBLICATIONS AND ONLINE - CANADA                                 52,959           62,442            134,753        150,145
                                                               --------          -------          ---------      ---------

SEGMENT OPERATING PROFIT                                        102,502           96,755            282,277        268,229

Corporate and other                                              (5,584)          (6,517)           (10,471)       (10,990)
                                                               --------          -------          ---------      ---------

OPERATING PROFIT BEFORE AMORTIZATION
 (EBITDA)                                                        96,918           90,238            271,806        257,239
                                                               ========          =======          =========      =========

The following is a reconciliation of operating income (EBIT) to operating profit before amortization (EBITDA) in thousands of Canadian dollars:

                                                                      BROADCASTING
                                                    -------------------------------------------------
                                 PUBLISHING                         NEW ZEALAND
                                 AND ONLINE                      ---------------------                  CORPORATE
                                   CANADA           CANADA         TV            RADIO     IRELAND TV   AND OTHER     TOTAL
FOR THE THREE MONTHS ENDED FEBRUARY 28, 2003

Operating income (loss) (EBIT)     38,281           35,999       (1,010)          4,821      1,395        (7,568)     71,918
Amortization                       14,678            6,493          740             572        533         1,984      25,000
                                   ------           ------       ------          ------      -----        ------      ------

Operating income (loss)
before amortization (EBITDA)       52,959           42,492         (270)          5,393      1,928        (5,584)     96,918
                                   ======           ======       ======          ======      =====        ======      ======

FOR THE THREE MONTHS ENDED FEBRUARY 28, 2002

Operating income (loss) (EBIT)     46,120           25,017       (3,784)          3,637        955        (6,365)     65,580
Amortization                       16,322            6,887          664             479        458          (152)     24,658
                                   ------          -------       ------          ------      -----        -------     ------

Operating income (loss)
before amortization (EBITDA)       62,442           31,904       (3,120)          4,116      1,413        (6,517)     90,238
                                   ======           ======       ======          ======      =====        ======      ======

                                                                      BROADCASTING
                                                    -------------------------------------------------
                                 PUBLISHING                          NEW ZEALAND
                                 AND ONLINE                      ---------------------                    CORPORATE
                                   CANADA           CANADA         TV            RADIO      IRELAND TV    AND OTHER    TOTAL
FOR THE SIX MONTHS ENDED FEBRUARY  28, 2003

Operating income (loss) (EBIT)     105,275          110,616       5,486           9,641       4,869       (13,775)    222,112
Amortization                        29,478           13,273       1,487           1,106       1,046         3,304      49,694
                                   -------          -------       -----          ------       -----       -------     -------

Operating income before
amortization (EBITDA)              134,753          123,889       6,973          10,747       5,915       (10,471)    271,806
                                   =======          =======       =====          ======       =====       =======     =======

FOR THE SIX MONTHS ENDED FEBRUARY 28, 2002

Operating income (loss) (EBIT)     118,415           94,868      (3,627)          7,431       3,779       (11,183)    209,683
Amortization                        31,730           12,519       1,225             955         934           193      47,556
                                   -------          -------      ------          ------       -----       -------     -------

Operating income before
amortization (EBITDA)              150,145          107,387      (2,402)          8,386       4,713       (10,990)    257,239
                                   =======          =======      ======          ======       =====       =======     =======

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

7.       U.S. GAAP RECONCILIATION

These interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). In certain circumstances GAAP as applied in the United States ("U.S.") differs from Canadian GAAP. The principal differences affecting the Company are disclosed in the last annual financial statements.

                                                                        FOR THE SIX MONTHS ENDED
                                                                              FEBRUARY 28
                                                                        2003               2002
                                                                        $000               $000
Net earnings in accordance with Canadian GAAP                         116,768             118,105
Pre-operating costs, net of tax of ($860)
 (2002 - $2,176)                                                        1,957              (2,039)
Realization of cumulative translation
adjustments, net of tax of nil                                            900               1,000
Integration costs related to CanWest
  Publications, net of tax of $109                                       (193)                  -
Programming costs imposed by regulatory
 requirement, net of tax of $1,155 (2002 -
 $1,198)                                                               (1,530)             (1,587)

Reclassification of interest on junior
 subordinated notes from equity,
 net of tax  of $21,148 (2002 - $21,398)                              (36,010)            (29,550)
Equity accounted affiliates in trust, net of
 tax of nil                                                                 -               3,375
                                                                      -------             -------
Net earnings in accordance with U.S.
 GAAP before cumulative effect of
 adoption of new accounting policies                                   81,892              89,304

Cumulative effect of adoption of new
 accounting policies, net of tax of $2,500                                  -             (45,269)
                                                                      -------             -------
Net earnings in accordance with U.S.
 GAAP                                                                  81,892              44,035
                                                                      =======             =======

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